EXHIBIT 17

July 24, 2019

PlayAGS, LLC
5475 S. Decatur Blvd., Ste #100
Las Vegas, Nevada 89118

Re: Resignation

Dear Mr. Gallo:

I hereby resign, effective as of July 25, 2019, from my position as a Director of PlayAGS, Inc., a Delaware corporation (“AGS”). My resignation is not the result of any dispute or disagreements with AGS on any matter relating to AGS’ operations, policies or practices.

Sincerely,

/s/ Eric Press
Eric Press